SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated December 14, 2006, of Rule 8.1 - Scottish Power plc

                                     FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

                 (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.         KEY INFORMATION

Name of person dealing (Note 1)                See attached schedule

Company dealt in                               Scottish Power plc

Class of relevant security to which the        Ordinary Shares of 42p
dealings being disclosed relate (Note 2)

Date of dealing                                See attached schedule

2.         INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)        Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                       Long                          Short

                                                Number     (%)            Number                 (%)

(1) Relevant securities                     N/A           N/A                N/A                 N/A

(2) Derivatives (other than options)        N/A           N/A                N/A                 N/A

(3) Options and agreements to purchase/sell N/A           N/A                N/A                 N/A

Total                                        See attached schedule            See attached schedule

(b)        Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                          Long                              Short

                                                Number          (%)         Number                 (%)

(1) Relevant securities                        N/A             N/A              N/A                  N/A

(2) Derivatives (other than options)           N/A             N/A              N/A                  N/A

(3) Options and agreements to purchase/sell    N/A             N/A              N/A                  N/A

Total                                          N/A             N/A              N/A                  N/A

(c)        Rights to subscribe (Note 3)

Class of relevant security:                    Details

Ordinary Shares of 42p each                    See attached schedule

3.         DEALINGS (Note 4)

(a)        Purchases and sales

Purchase/sale                          Number of securities                  Price per unit (Note 5)

See attached schedule                  See attached schedule                 See attached schedule

(b)        Derivatives transactions (other than options)

Product name,      Long/short (Note 6)       Number of securities (Note 7)        Price per unit (Note 5)
e.g. CFD
N/A                   N/A                       N/A                                  N/A

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Product name,         Writing, selling, Number of securities  Exercise   Type, e.g.      Expiry     Option money
                        purchasing,     to which the option              American,
e.g. call option      varying etc.      relates (Note 7)      price      European etc.   date       paid/received per
                                                                                                    unit (Note 5)

N/A                   N/A               N/A                   N/A        N/A             N/A        N/A

(ii)        Exercising

Product name, e.g. call option         Number of securities                  Exercise price per unit (Note 5)

N/A                                    N/A                                   N/A

(d)        Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)         Details                               Price per unit (if applicable) (Note 5)

N/A                                    N/A                                   N/A

4.         OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)                    NO

Date of disclosure                                                14 December 2006

Contact name                                                      Rhona Gregg

Telephone number                                                  0141 566 4733

Name of offeree/offeror with which associated                     Scottish Power plc
Specify category and nature of associate status (Note 10)         Category 3 - persons disclosing managerial
                                                                  responsibilities  i.e. members of the Executive
                                                                  Team of Scottish Power plc

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                    Schedule

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 11 December 2006, the following Directors/Persons Discharging Managerial Responsibility, purchased
Partnership Shares and were awarded Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).  The Shares were purchased/allocated at GBP7.50 per share under the terms of the ESOP.  As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.
                           Partnership Shares Ordinary Matching Shares Ordinary    Total Interest in Ordinary Shares of
                           Shares of 42p               Shares of 42p               42p each following this notification*

Alan Bryce                 16                          6                              25,855**
John Campbell              16                          6                              17,613
Stephen Dunn               16                          6                              25,012
Willie MacDiarmid          16                          6                              29,285
Susan Reilly               16                          6                              14,984
David Rutherford           6                           6                              13,663

*All less than 1% of the issued share capital

** Balance adjusted to reflect 2,504 shares held in PEP/ISAs with Alliance Trust
Savings Scheme, Dundee resultant from return of cash to shareholders following sale of PacifiCorp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: December 14, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary